IMMERSED INC.

SUBSCRIPTION AGREEMENT FOR

SERIES 1-A PREFERRED STOCK

This Subscription Agreement for Series 1-A Preferred Stock (this "***Agreement***") is made and entered into between Immersed Inc., a Delaware corporation (the "***Company***"), and the individual, partnership, corporation, limited liability company or trust executing this Agreement as the investor (the "***Investor***"). This Agreement sets forth the terms under which the Investor will purchase shares of Series 1-A Preferred Stock, par value $0.00001 per share ("***Preferred Stock***"), in the Company. The Investor acknowledges that she, he or it has received a copy of, reviewed, and understood the Amended and Restated Certificate of Incorporation and Certificate of Designation in connection with the Preferred Stock of the Company (collectively, the "***Certificate***"), and that capitalized terms used in this Agreement which are not defined in this Agreement will have the meanings given to those terms in the Certificate. This Agreement is entered into in connection with the offer by the Company (the "***Offering***") of Preferred Stock by the Company's management to a limited number of investors. The Offering will be conducted through the Wefunder funding portal (the "***Portal***"). The Portal is registered with the U.S. Securities and Exchange Commission (the "***SEC***"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 4.0% of gross monies raised in the Offering. Investors should carefully review the Form C and accompanying offering statement, which is available on the website of the Portal at www.wefunder.com (the "***Offering Statement***").

NOTICE TO INVESTOR: THE PREFERRED STOCK PURCHASED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER REGULATION D, RULE 506(C), AND SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT, OF 1933, AS AMENDED (THE "SECURITIES ACT"). SUCH PREFERRED STOCK MAY BE NOT OFFERED, SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION UNDER THE SECURITIES ACT, AND APPLICABLE STATE SECURITIES LAWS OR EXEMPTION THEREFROM. FURTHER RESTRICTIONS ON TRANSFERABILITY OF SUCH PREFERRED STOCK ARE CONTAINED IN THIS AGREEMENT.

THE INVESTOR SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE PREFERRED STOCK HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION, AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO OBLIGATION ON THE ISSUER TO REGISTER THE PREFERRED STOCK UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION. TRANSFER OF THE PREFERRED STOCK MAY BE ALSO RESTRICTED FROM TIME TO TIME BY THE TERMS OF THE CERTIFICATE.

PROSPECTIVE FOREIGN INVESTORS SHOULD CONSULT WITH THEIR OWN COUNSEL REGARDING WHETHER OR NOT TO INVEST IN THE COMAPNY. IT IS THE RESPONSIBILITY OF ANY PERSON OR ENTITY WISHING TO PURCHASE AN INTEREST TO SATISFY HIMSELF, HERSELF OR ITSELF AS TO THE FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE OF THE UNITED STATES IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

THE INVESTOR ACKNOWLEDGES THAT THE PRICE FOR THE SERIES 1-A PREFERRED STOCK HAS NOT BEEN VALUED BY ANY OUTSIDE THIRD PARTY NOR ANY PUBLIC MARKETS.

1.   <u>Subscription; Acceptance.</u>

     1.1   Subject to the terms of this Agreement, the Investor hereby subscribes for the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform (the "***Subscription Amount***") divided by $4.43131 (the "***Purchase Price***"), rounded down to the nearest whole share. The Purchase Price shall be paid in the manner specified in the Offering Statement and as per the directions of the Portal through the Portal's website.

     1.2   The Preferred Stock to be issued on account of this subscription will only be issued in the name of Investor in accordance with the information completed by Investor on the signature page of this Agreement. Investor agrees to execute any and all further documents necessary in connection with becoming a holder of the Preferred Stock, including but not limited to, any forms, questionnaires or documents required to be filled out on the Portal (the "***Portal Forms***"). Investor represents and warrants that the information contained in such Portal Forms is true, accurate, and complete.

     1.3   It is understood and agreed that the Company shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that this subscription shall be deemed to be accepted by the Company only when it is signed and delivered by the Company to the Investor at the closing, which shall take place on such date and time determined to be in the best interest of the Company in its sole discretion. Subscriptions need not be accepted in the order received, and the Preferred Stock may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Preferred Stock to any person who is a resident of a jurisdiction in which the issuance of Preferred Stock to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").

2.1   <u>Investor Representations.</u> In connection with the Investor's purchase of the Preferred Stock, the Investor makes the following representations and warranties on which the Company and Company counsel are entitled to rely:

     (a)   The Investor has received, read and understands the Offering Statement and this Agreement. No representations or warranties have been made to the Investor by the Company or any agent of said persons, other than as set forth in this Agreement.

     (b)   The Investor is acquiring the Preferred Stock solely for the Investor's own account and not directly or indirectly for the account of any other person whatsoever (or, if the Investor is acquiring the Preferred Stock as a trustee, solely for the account of the trust or trust account named herein) for investment and not with a view to, or for sale in connection with, any distribution of the Preferred Stock. The Investor does not have any contract, undertaking or arrangement with any person to sell, transfer or grant a participation to any person with respect to the Interest.

(c) The Investor has such knowledge and experience in financial and business matters that the Investor can evaluate the merits and risks of the investment evidenced by the Investor's purchase of the Preferred Stock, and the Investor is able to bear the economic risk of such investment including the risk of complete loss.

(d) The Investor has had access to such information concerning the Company as the Investor deems necessary to enable the Investor to make an informed decision concerning the purchase of the Preferred Stock. The Investor has had access to representatives of the Company and the opportunity to ask questions of, and receive answers satisfactory to the Investor from, such representatives concerning the offering of Preferred Stock and the Company generally. The Investor has obtained all additional information requested by the Investor to verify the accuracy of all information furnished in connection with the offering of Preferred Stock, evaluate the merits and risks of an investment in the Preferred Stock or otherwise relative to the proposed activities of the Company.

(e) The Investor understands that the Preferred Stock have not been registered under the Securities Act, any State Securities Laws or any securities law of any other jurisdiction, in each case in reliance on an exemption for private offerings.

(f) The Investor is aware that (i) the Investor must bear the economic risk of investment in the Preferred Stock for an indefinite period of time, possibly until final winding up of the Company, (ii) because the Preferred Stock has not been registered under the Securities Act, there is currently no public market therefor and it is not anticipated that such a market will ever develop, (iii) the Investor may not be able to avail itself of the provisions of Rule 144 of the Securities Act with respect to the Preferred Stock, and (iv) the Preferred Stock cannot be sold or otherwise disposed of unless subsequently registered under the Securities Act or an exemption from such registration is available. The Investor understands that the Company is under no obligation, and does not intend, to affect any such registration at any time. The Investor also understands that sales or transfers of the Preferred Stock may be further restricted by the provisions of the Certificate and, as applicable, securities laws of other jurisdictions and the states of the United States. The Investor has no need for liquidity in connection with its purchase of the Preferred Stock and is able to bear the risk of loss of its entire investment.

(g) The Investor agrees not to resell or otherwise transfer all or any part of the Preferred Stock, except as permitted by law, including without limitation, any regulations under the Securities Act and the applicable securities acts or similar statutes of the jurisdiction in which the Investor resides, including all regulations and rules of such laws, together with applicable published policy statements, instruments, notices and blanket orders or rulings of general applications (collectively, "*Applicable Securities Laws*"), and the terms of this Agreement and the Certificate.

(h) The Company is relying on (and the offering is conditional upon) an exemption from the requirement to provide the Investor with a prospectus under the Applicable Securities Laws and, as a consequence of acquiring the Interest pursuant to such exemption, certain protections, rights and remedies provided by the Applicable Securities Laws, including statutory rights of rescission or damages, may not be or may only be partially available to the Investor, or others for whom it is contracting hereunder. Such persons may not receive information that would otherwise be required to be provided under the Applicable Securities Laws and the Company is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws. The Investor acknowledges that the Investor is purchasing the Preferred Stock without being furnished any offering literature or prospectus other than the Offering Statement and this Agreement. The Investor did not rely on any information whatsoever, except for this Agreement and the Offering Statement, to make such decision and such materials were not accompanied by any advertisement, including, without limitation, in printed public media, radio, television or telecommunications, including electronic display and the internet, or part of a general solicitation.

(i) The Investor acknowledges that it is not purchasing the Preferred Stock as a result of or subsequent to (i) any advertisement, article, notice or other communications published in any newspaper, magazine or other similar media (including any internet site that is not password protected) or broadcast over television or radio, other than as available under the Portal, or (ii) any seminar or meeting whose attendees, including the Investor, had been invited as a result of, subsequent to or pursuant to the foregoing.

(j) The purchase of the Preferred Stock by the Investor is consistent with the general investment objectives of the Investor. The Investor hereby acknowledges that it has not relied on the Company or any of its officers, directors, employees, members, managers, partners or Affiliates for investment advice with respect to an investment in the Company.

(k) The Investor's full legal name, true and correct address of residence (for individuals) or principal place of business (for entities), phone number, electronic mail address, United States taxpayer identification number (each, if applicable) and other contact information are provided in this Agreement. For so long as the Investor holds Preferred Stock, the Investor hereby agrees to promptly notify the Company of any change in such contact information after the date hereof.

(l) If the Investor is not a resident of the United States, the Investor understands that it is the responsibility of the Investor to satisfy himself, herself or itself as to full observance of the laws of any relevant territory outside of the United States in connection with the offer and sale of the Preferred Stock, including obtaining any required governmental or other consent or observing any other applicable formalities.

(m) The execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and the performance of the obligations thereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Investor is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Investor.

(n) No suit, action, claim, investigation or other proceeding is pending or, to the best of the Investor's knowledge, is threatened against the Investor that questions the validity of this Agreement or any action taken or to be taken pursuant to this Agreement.

(o) The Investor has full power and authority to make the representations referred to in this Agreement, to purchase the Preferred Stock pursuant to this Agreement and the Certificate and to deliver and perform its obligations under this Agreement. If the Investor is an entity, the person executing this Agreement has the full power and authority to execute and deliver this Agreement on behalf of the Investor, and such entity is duly formed and organized, validly existing, and in good standing under the laws of its jurisdiction of formation, and such entity is authorized by its governing documents to execute, deliver and perform its obligations under this Agreement. Furthermore, such investment is in accordance with all laws applicable to the Investor's operations. The Certificate and this Agreement create valid and binding obligations of the Investor and are enforceable against the Investor in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

(p) The Investor acknowledges that the Investor understands the meaning and legal consequences of the representations and warranties made by the Investor herein. Such representations and warranties are complete and accurate, shall be complete and accurate at the time of closing and may be relied upon by the Company and Company counsel. Said representations and warranties shall survive delivery of this Agreement. If in any respect such information shall not be complete and accurate prior to the time of closing, the Investor shall give immediate written notice of such incomplete or inaccurate information to the Company, specifying which representations or warranties are not complete and accurate and the reasons therefor. In the event that after the time of closing the Investor becomes aware that any of the representations and warranties made by the Investor herein become incomplete or inaccurate as of such time, the Investor shall give immediate written notice of such incomplete or inaccurate information to the Company, specifying which representations or warranties are not complete and accurate and the reasons therefor.

(q) To the fullest extent permitted by law, the Investor hereby agrees to indemnify and hold harmless the Company, Company counsel, and each partner, principal, shareholder, member, manager, director, officer, consultant, agent, affiliate or employee thereof (each, an "***Indemnified Party***") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of the Investor or failure of the Investor to comply with any covenant or agreement set forth herein or in any other document furnished by the Investor to any Indemnified Party specifically supplementing the information in this Agreement. The Investor shall reimburse each Indemnified Party for its legal and other fees and expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of the Investor under this paragraph shall survive any closing applicable to the Investor and shall be in addition to any liability which the Investor may otherwise have, and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

(r) The Investor confirms that the Investor has been advised to consult with the Investor's attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing in the Company. The Investor acknowledges that he, she or it understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Investor acknowledges and agrees that the Company is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Investor by reason of the Investor's investment in the Company. The Investor has consulted with, and relied solely upon, its own accountant or tax advisors in connection with its decision to acquire the Preferred Stock.

(s) The Investor understands that information relating to the Investor shall appear on the financial statements and other records of the Company. The Investor acknowledges and agrees that other investors and stockholder of the Company may receive such information or as required by applicable laws and may share such information with their advisors and other parties.

(t) The Investor acknowledges that an investment in the Company involves a high degree of risk and that there can be no assurance that the Company's investment objectives will be achieved, or that an Investor will receive a return of its capital. The Investor acknowledges that the Investor has received and carefully reviewed and understands the various risks of an investment in the Company contained in Offering Statement and this Agreement. The Investor acknowledges that the Investor has been advised by the Company to consult with its own tax, legal and accounting advisers in order to fully understand the federal, state, local, and foreign income tax, legal and regulatory consequences of an investment in the Company and the Investor has been given such opportunity by the Company to so consult with its tax, legal and accounting advisers.

3. Exculpation Among Investors; Lead Investor; Indemnification.

3.1 The Investor acknowledges that the Investor is not relying upon any person or entity, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Investor agrees that neither any other Investor nor the respective controlling persons or entities, officers, directors, partners, agents, or employees of any other Investor shall be liable to the Investor for any action heretofore taken or omitted to be taken by any of them in connection with the Offering.

3.2   The Investor acknowledges and agrees that pursuant to that certain Investor Agreement and that certain Custodial and Voting Agreement, each agreed to by the Investor in connection with the Offering, the Investor has appointed [XX Team LLC] as the Investor's true and lawful representative and attorney-in-fact, and agent of the Investor, with full power and authority to make voting decisions with respect to the securities of the Company purchased by the Investor on the Portal, and the Investor further acknowledges and agrees that [XX Team LLC] has engaged Sovereign's Capital II, L.P. as Lead Investor (the "Lead Investor") to make such voting determinations. To the fullest extent permitted by law, the Investor hereby agrees to indemnify and hold harmless the Lead Investor and each partner, principal, shareholder, member, manager, director, officer, consultant, agent, affiliate and employee of the Lead Investor from and against any loss, damage, liability or claim arising out of, related to, in connection with or based upon any act or omission by the Lead Investor, so long as the Lead Investor is not grossly negligent and has acted in good faith.

4.   General Provisions.

4.1   The Agreement constitutes the entire agreement between the parties and supersedes and cancels any other agreement, or representation, or communication other than the Certificate, whether oral or written, between the parties relating to the transactions contemplated herein or the subject matter hereof.

4.2   This Agreement may be executed in more than one counterpart which shall, in the aggregate, be deemed to be the original instrument and agreement between the parties, and copies signed and transmitted electronically in a form readable by the recipient are as binding as if the original was signed in person.

4.3   Any and all notices or other communications required or permitted by this Agreement or by law to be served on or given to any party hereto by any other party hereto shall be, unless otherwise required by law, in writing and deemed duly served and given when actually received either (i) in an electronic form readable by the recipient, or (ii) when delivered by hand, by recognized express delivery services, or via the United State Postal Service, certified registered, return, receipt requested, postage prepaid, addressed to the Company at the business offices at PO BOX 40681, Austin, TX 78704, Attn: CEO, and to the Investor at its address as set forth in the Company's books and records from time to time.

4.4   The Investor agrees that she or he will become a stockholder of the Company, and that the Preferred Stock purchased under this Agreement will be subject to the terms and conditions of the Certificate.

4.5   No term hereof may by changed, waived, discharged, or terminate orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge, or termination is sought.

4.6   The Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without reference to its principles of conflict of laws.

4.7   The benefits of this Agreement shall inure, and the obligations of this Agreement shall be binding upon, the personal representatives, heirs, legatees, permitted successors, and assigns of the parties hereto.

4.8   The Investor agrees that the Investor may not cancel, terminate, or revoke this Agreement of any agreement of the Investor made hereunder.

(Signatures start on the next page)

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[EFFECTIVE DATE]_____ .

Number of Shares: _[SHARES]_____

Aggregate Purchase Price: _$[AMOUNT]_____

COMPANY:

Immersed Inc.
_____

Founder Signature
_____

Name: _[FOUNDER_NAME]_____

Title: _[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By:_____

Name: _[INVESTOR NAME]_____

Title: _[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[x] Not Accredited